First Trust High Yield Opportunities 2027 Term Fund
120 East Liberty Drive
Wheaton, Illinois 60187

June 22, 2020

Edward P. Bartz, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Trust High Yield Opportunities 2027 Term Fund (Registration Nos. 333-237878 and 811-23565)

Dear Mr. Bartz:

The undersigned, First Trust High Yield Opportunities 2027 Term Fund, Registrant, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Commission consent to the filing of the amendment of the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective at 12:00 p.m., Eastern Daylight Time, on June 25, 2020, or as soon thereafter as practicable.

Very truly yours,

First Trust High Yield Opportunities 2027 Term Fund

By:          /s/ W. Scott Jardine

W. Scott Jardine